UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Signature Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

30226D106
(CUSIP Number)

JAMES R. CUMMINS
WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202
(513) 621-0267
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JAMES ALBERT MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,749
	8	SHARED VOTING POWER 1,798,645
	9	SOLE DISPOSITIVE POWER 9,404,749
	10	SHARED DISPOSITIVE POWER 1,798,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Any disclosures made herein with respect to persons or entities other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.  By virtue of the Solicitation Agreement, described and defined in Item 6, and his agreement to serve as a nominee for election to the Company’s Board in connection with the nomination of director candidates by Kingstown Partners Master Ltd. (collectively, with its affiliates, “Kingstown Capital”), the Reporting Person affirms that he constitutes a “group” with Kingstown Capital, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens and Guy Shanon (collectively, the “Kingstown Parties”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Person expressly disclaims beneficial ownership of securities held by the Kingstown Parties.  The securities reported herein as being beneficially owned by the Reporting Person do not include any securities held by any of the Kingstown Parties.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Shares, $0.01 par value per share (the “Shares”), of Signature Group Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 15303 Ventura Boulevard., Suite 1600, Sherman Oaks, California 91403.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by James Albert McIntyre (“Mr. McIntyre” or the “Reporting Person”).

(b)           The principal business address of Mr. McIntyre is 1114 State Street, Suite 211, Santa Barbara, California 93101.

(c)           Mr. McIntyre is retired and a private investor.

(d)           Mr. McIntyre has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. McIntyre has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. McIntyre is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The James A. McIntyre Living Trust directly owns 9,344,599 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.  The James A. McIntyre Grandchildren’s Trust directly owns 60,150 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.  The McIntyre Foundation directly owns 1,798,645 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.

CUSIP NO. 30226D106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person originally obtained the Shares based on the Reporting Person’s belief that the Shares were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On July 15, in accordance with the terms of the Issuer’s Amended and Restated Bylaws, Kingstown Capital delivered a letter to the Issuer nominating Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens and Mr. McIntyre as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2011 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

The Reporting Person has agreed to serve as a nominee for election to the Issuer’s Board in connection with the nomination of director candidates by Kingstown Capital for election at the Annual Meeting.  Materials filed by Kingstown Capital relating to the election of directors at the Annual Meeting may be viewed without charge at the SEC’s website at www.sec.gov.

The Reporting Person will consider all alternatives in the event that the Issuer does not hold the Annual Meeting as promptly as practicable, including seeking to call a special meeting of shareholders for the election of directors.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communications with management and the Board of the Issuer, having discussions with other shareholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (e) are hereby amended and restated to read as follows:

CUSIP NO. 30226D106

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 112,639,905 Shares outstanding, as of June 27, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 5, 2011.

As of the date hereof, Mr. McIntyre may be deemed to beneficially own (i) 9,344,599 Shares held by the James A. McIntyre Living Trust, of which Mr. McIntyre is the trustee; (ii) 60,150 Shares held by the James A. McIntyre Grandchildren’s Trust, of which Mr. McIntyre is the trustee; and (iii) 1,798,645 Shares held by The McIntyre Foundation, of which Mr. McIntyre serves as Chief Financial Officer.

The Reporting Person is aware that Kingstown Capital has filed a Schedule 13D (such Schedule 13D, as may be amended from time to time, the “Kingstown 13D”), reporting beneficial ownership of an aggregate of 5,650,134 Shares, representing 5% of the of the outstanding Shares.  By virtue of the Solicitation Agreement, described and defined in Item 6, the Reporting Person is a member of a “group” with the Kingstown Parties for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Person disclaims beneficial ownership of the Shares described in the Kingstown 13D as being beneficially owned the Kingstown Parties, and this Amendment No. 6 shall not be deemed an admission of beneficial ownership of such Shares.

(b)           Mr. McIntyre has sole voting and dispositive power with respect to the Shares owned directly by the James A. McIntyre Living Trust and the James A. McIntyre Grandchildren’s Trust.  Mr. McIntyre has shared voting and dispositive power with respect to the Shares owned directly by The McIntyre Foundation.

(c)           Mr. McIntyre has not entered into any transactions in the Shares in the past 60 days.

(d)           The McIntyre Foundation is a charitable foundation that directly owns 1,798,645 Shares.  Mr. McIntyre shares voting and dispositive power of such Shares owned directly by The McIntyre Foundation.  Mr. McIntyre disclaims beneficial ownership of such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 14, 2011, Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, Guy Shanon and Mr. McIntyre (collectively the “Group”) entered into a Solicitation Agreement in which, among other things, (a) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Kingstown Partners Master Ltd. to the Board at the Annual Meeting (the “Solicitation”) and (b) Kingstown Partners Master Ltd. agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 30226D106

Pursuant to a letter agreement, Kingstown Capital agreed to indemnify Mr. McIntyre against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Solicitation Agreement by and among Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, Guy Shanon and James Albert McIntyre, dated July 14, 2011.

99.2	Indemnification Letter Agreement.

CUSIP NO. 30226D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

/s/ James Albert McIntyre
JAMES ALBERT MCINTYRE